Exhibit 99.1

Beamr is bringing the Video Technology of Google & Meta to everyone

Beamr’s cloud service scheduled launch date: February 20, 2024 at 1:00pm EST

Herzliya Israel, Feb. 07, 2024 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today announced that it is scheduled to launch on February 20, 2024 a new cloud service that will simplify video processing and make it accessible and affordable to everyone. On the scheduled launch day, to introduce the video cloud service, Beamr CEO Sharon Carmel will host a webinar to provide an overview of Beamr’s new cloud service (for webinar registration: http://bit.ly/beamr-cloud-launch).

Beamr’s video cloud solution is operating over Amazon’s AWS and powered by Nvidia hardware (GPU) that has been collaborating with Beamr for the past 2 years. CEO Sharon Carmel said: “Video is everywhere and its usage is growing at a faster pace than ever, thanks to the emerging Artificial Intelligence (AI) and Machine Learning (ML) markets, and on top of the massive expansion of Streaming (OTT) and User-Generated-Content (UGC). Having our solution as a part of the Nvidia platform makes it natural to the new rising market of AI and Generative AI. We believe that our cloud service can disrupt this booming market”.

Cloud video storage was $7.3 billion in 2021, and is expected to grow to $13.5 billion next year. Carmel explained: “We recognize the fast growth of video processing at scale, but such operations are costly and complex. Managing that efficiently used to be exclusive to tech giants, like Meta and Google. Up until now. The upcoming video cloud service will allow everyone to access automated and cost-efficient workflows that simplify video management and cut storage and network costs. All that, while never compromising on quality, thanks to Beamr’s award winning and patent proven technology”.

Beamr’s video cloud service is enabled by Beamr’s Content-Adaptive-Bitrate technology (CABR), which is the fruit of 13 years of R&D and won an Emmy award for technology and engineering. Beamr’s video cloud service aims to make every pixel perfect, every color vibrant, every motion smooth - yet size and costs are significantly lower – as if a video expert was examining a video file, frame by frame.

To register for the webinar with CEO Sharon Carmel about Beamr’s scheduled video cloud service launch, on February 20, 2024, 1:00pm EST, please enter the link http://bit.ly/beamr-cloud-launch

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr’s perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on April 24, 2023 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com